(Reference Translation)

Cover Page

Document Name:	Extraordinary Report

Filed with:	The Director General of the Kanto Local Finance Bureau

Filing Date:	June 17, 2021

Corporate Name:	Toyota Motor Corporation

Name and Title of Representative:	Akio Toyoda, President

Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture

Telephone Number:	(0565)28-2121

Name of Contact Person:	Masayoshi Hachisuka, General Manager, Capital Strategy Dept.

Nearest Contact Location:	4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

Telephone Number:	(03)3817-7111

Name of Contact Person:	Ryo Sakai, General Manager, Public Affairs Div.

Places of Public Inspection of the Extraordinary Report:	Tokyo Stock Exchange, Inc. (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo) Nagoya Stock Exchange, Inc. (8-20, Sakae 3-chome, Naka-ku, Nagoya)

1.	Reason for Filing

Toyota Motor Corporation (“TMC”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Corporate Affairs, Etc. to report the approval of resolutions at the 117th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of TMC.

2.	Description of Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 16, 2021

(2)	Details of the proposed resolutions voted on at the General Shareholders’ Meeting:

Proposed Resolution 1:	Election of 9 Members of the Board of Directors

It was proposed that the following 9 persons be elected as Members of the Board of Directors:
Takeshi Uchiyamada, Shigeru Hayakawa, Akio Toyoda, Koji Kobayashi, James Kuffner, Kenta Kon, Ikuro Sugawara, Sir Philip Craven and Teiko Kudo.

Proposed Resolution 2:	Election of 1 Substitute Audit & Supervisory Board Member

It was proposed that Ryuji Sakai be elected as a substitute Audit & Supervisory Board Member.

Proposed Resolution 3:	Partial Amendments to the Articles of Incorporation

TMC cancelled all of its Model AA Class Shares on April 3, 2021. Therefore, TMC deleted corresponding provisions and made other necessary amendments.

(3)	Number of “affirmative votes,” “negative votes” or “abstentions” in respect of the resolutions described above, requirements for the approval of such resolutions and results of voting:

(Proposed by TMC)

Resolutions	Number of affirmative votes	Number of negative votes	Number of abstentions	Number of voting rights held by shareholders present at the meeting	Results of voting
					Ratio of affirmative votes (%)	Approved/ Disapproved
Proposed Resolution 1
Takeshi Uchiyamada	23,034,056	1,376,990	36,865	24,500,768	94.01	Approved
Shigeru Hayakawa	23,875,548	555,489	16,888	24,500,782	97.44	Approved
Akio Toyoda	23,944,387	466,647	36,885	24,500,776	97.72	Approved
Koji Kobayashi	23,871,363	559,562	16,999	24,500,781	97.43	Approved
James Kuffner	23,902,095	528,961	16,870	24,500,783	97.55	Approved
Kenta Kon	23,867,071	563,961	16,893	24,500,782	97.41	Approved
Ikuro Sugawara	24,421,920	23,692	2,317	24,500,786	99.67	Approved
Sir Philip Craven	23,700,465	745,128	2,324	24,500,774	96.73	Approved
Teiko Kudo	23,264,680	1,180,922	2,309	24,500,768	94.95	Approved
Proposed Resolution 2	22,103,800	2,341,526	2,324	24,500,789	90.21	Approved
Proposed Resolution 3	24,438,836	8,296	733	24,500,788	99.74	Approved

Note:	1.

“Number of affirmative votes”, “Number of negative votes” and “Number of abstentions” include the aggregate affirmative votes, negative votes and abstentions, respectively, exercised in writing or by means of electronic transmission as well as affirmative votes and negative votes, respectively, exercised by shareholders present at the General Shareholders’ Meeting.

2.

“Number of voting rights held by shareholders present at the meeting” is the aggregate number of voting rights exercised in writing or by means of electronic transmission and the number of voting rights held by all shareholders present at the General Shareholders’ Meeting.

3.

The requirements for approval of each resolution are as follows:

For Proposed Resolutions 1 and 2, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

For Proposed Resolutions 3, not less than two-thirds (2/3) of the votes of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

In addition, each number of voting rights held by shareholders present at the meeting includes the number of voting rights exercised in writing or by means of electronic transmission.

(4)	Reasons for not including certain voting rights held by shareholders present at the meeting in the number of voting rights:

The number of voting rights exercised prior to the General Shareholders’ Meeting, together with the number of voting rights which were confirmed as being cast as affirmative votes or negative votes with respect to each of the proposed resolutions by certain shareholders present at the General Shareholders’ Meeting, were sufficient to meet the requirements to approve all of the proposed resolutions. Accordingly, voting rights which were held by shareholders present at the General Shareholders’ Meeting but with respect to which it could not be determined whether affirmative votes or negative votes were cast with respect to each proposed resolution were not counted towards the number of voting rights.